EXHIBIT 4.102
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OFFER OF CLASS A PREFERENCE SHARE
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KHUMO GOLD SPV (PROPRIETARY) LIMITED
and
EAST RAND PROPRIETARY MINES LIMITED

Interpretation
1.1 In this Agreement:
1.1.1 clause headings are for convenience only and are not to be used in its interpretation;
1.1.2 an expression which denotes:
1.1.2.1 any gender includes the other genders;
1.1.2.2
a natural person includes a juristic person and vice versa; and
1.1.2.3
the singular includes the plural and vice versa.
In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings:
“Act”: The Companies Act, No. 61 of 1973;
“Company”: East Rand Proprietary Mines Limited, registration number: 1893/000773/06, a limited liability public
company duly incorporated in the Republic of South
Africa;
“Class A Pref Share”: 1 (one) Class A cumulative participating preference share in the share capital of the Company with a par
value of R1.00 (one rand);
“Condition”: The condition in clause 3;

“Closing Date”: the 5
th
(fifth) business day after the date upon which the
Condition has been met;
“DRDGOLD”: DRDGOLD Limited, registration number:
1895/000926/06, a limited liability public company duly
incorporated in the Republic of South Africa;
“DRDSA” DRDGOLD South African Operations (Proprietary)
Limited, registration number: 2005/033662/07, a limited
liability private company duly incorporated in the
Republic of South Africa;
“Holder”: the holder of the Class A Pref Share from time to time;
“Issue Date”: the actual date of issue of the Class A Pref Share, which shall be the Closing Date;
“Subscription Price”: the amount of R4,080,000 (four million and eighty thousand rand);
“Khumo Gold SPV:” Khumo Gold SPV (Proprietary) Limited, registration number: 2005/029595/07, a limited liability private
company duly incorporated in the Republic of South
Africa;
“DRDGOLD / Khumo Gold SPV
Pref Share Subscription
Agreement”
the subscription agreement between DRDGOLD and
Khumo Gold SPV in terms of which DRDGOLD shall
subscribe for 31,811 (thirty one thousand eight hundred
and eleven) cumulative participating compulsorily
redeemable Class A reference shares in the capital of
Khumo Gold SPV;
“Parties” the parties to this Agreement;
“Preference Dividend”: the preferential cash dividend payable to the Holder in accordance with the conditions in clause 2.1 of schedule

“A” hereto;
“Prime Rate”:
the prevailing interest rate (per cent, per annum,
compounded monthly in arrear) from time to time
published by The Standard Bank of South Africa
Limited, as being its prime overdraft rate (as certified by
any manager of that bank whose appointment and
designation need not be proved);
“DRDSA Subscription Agreement”  the subscription agreement between Khumo Gold SPV and DRDSA in terms of which Khumo Gold SPV will
subscribe for 150,000 (one hundred and fifty thousand)
ordinary shares in the capital of DRDSA;
“Dividend Period”:
successive periods of 12 (twelve) months each, the 1
st
(first) of which commences on the Issue Date;
“Dividend Date”:
the last business day of each successive Dividend Period,
on which date the Preference Dividend owing to the
Holder is calculated, and becomes due and payable; and
“Signature Date”
the date of signature of this Agreement by the Party last
signing.
1.2
Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.
1.3
Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
1.4
Subject to the provisions of clauses 1.5 and 1.10, defined terms appearing in this Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain English meaning.

1.5 A reference to any statutory enactment will be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.
1.6 Reference to "days" will be construed as calendar days unless qualified by the word
"business", in which instance a "business day" will be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the Republic of South Africa from time to time.
1.7 Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.
1.8 Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.
1.9 No provision herein will be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.
1.10 In this Agreement the words "clause" or "clauses" refer to clauses of this Agreement.
2        RECORDALS & OFFER
2.1 Khumo Gold SPV and DRDGOLD have entered into the DRDGOLD / Khumo Gold SPV
Pref Share Subscription Agreement in terms of which DRDGOLD will subscribe for 31,811
(thirty one thousand eight hundred and eleven) cumulative participating compulsorily redeemable class A preference shares in Khumo Gold SPV, on condition, inter alia, that
Khumo Gold SPV applies the proceeds of the said subscription to subscribe for inter alia the
Class A Pref Share.
2.2 The Company hereby extends an offer to Khumo Gold SPV to subscribe for the Class A Pref
Share on the terms and conditions contained in this Agreement.
2.3 Khumo Gold SPV hereby accepts such offer.
3
CONDITION
3.1 The operation of this Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to 10 which will become effective immediately, shall be subject to the condition that, by no later than 25 November 2005, the DRDGOLD / Khumo Gold SPV Pref Shares
Subscription Agreement is entered into, and that DRDGOLD has paid the subscription price owing under that agreement.
3.2 The Condition has been inserted for the benefit of both Parties and may therefore only be waived by agreement in writing between the Parties.
3.3 Each of the Parties will use commercially reasonable endeavours and the Parties will co-
operate in good faith to procure the fulfilment of the Condition as soon as reasonably possible after the Signature Date.
3.4 Unless the Condition has been fulfilled or waived by not later than the date specified for fulfilment thereof set out above (or such later date as may be agreed in writing between the
Parties) the provisions of this Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to 10 which will become effective immediately, will never become of any force or effect and the status quo ante will be restored as near as may be and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the
Condition, save for any claims arising from a breach of the provisions of clause 3.3.
4
SUBSCRIPTION, ALLOTMENT AND ISSUE
4.1 Khumo Gold SPV hereby, but with effect from the Closing Date, subscribes for the Class A
Pref Share at the Subscription Price.
4.2 Khumo Gold SPV shall pay the Subscription Price on the Closing Date in cash by causing
Attorneys Cliffe Dekker Inc to electronically transfer such portion of the subscription price payable by DRDGOLD to Attorneys Cliffe Dekker Inc in trust in terms of the DRDGOLD /
Khumo Gold SPV Pref Share Subscription Agreement as is equal to the Subscription Price, to the account of the Company, the details of which the Company shall provide to Attorneys
Cliffe Dekker Inc, in writing.
4.3 On the Issue Date, against compliance by Khumo Gold SPV of the obligation to pay the
Subscription Price, the Company shall allot and issue the Class A Pref Share as fully paid, and shall deliver the share certificate in respect thereof to Khumo Gold SPV.
4.4 The creation and stamp duty (if any) payable on the creation and issue of the Class A Pref
Share shall be borne and paid by Khumo Gold SPV.
5
TERMS AND CONDITIONS ATTACHING TO THE CLASS A PREF SHARE
The Class A Pref Share shall have, and be subject to, the terms and conditions set out in Schedule 1 hereto.

6
BREACH
6.1 If, before the completion of the allotment and issue of the Class A Pref Share Khumo Gold
SPV commits a breach of its obligations to the Company under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48 (forty eight) hours after the Company has given notice to Khumo Gold SPV to remedy same, the Company shall be entitled to cancel this Agreement on written notice to Khumo Gold SPV.
6.2 If, after the completion of the allotments of the Class A Pref Share Khumo Gold SPV commits a breach of its obligations to the Company under this Agreement, the Company shall no longer be entitled to cancel this Agreement but shall be entitled to exercise all the other remedies available to it as a result of the breach and which are consistent with this
Agreement remaining in force, including specific performance (so far as permissible) and damages.
6.3 If the Company commits a breach of its obligations to Khumo Gold SPV under this
Agreement, Khumo Gold SPV shall not be entitled to cancel this Agreement but shall be entitled to exercise any of the other remedies available to it as a result of the breach and which are consistent with this Agreement remaining in force, including specific performance
(so far as permissible) and damages.
7          MISCELLANEOUS
7.1 This Agreement constitutes the sole record of the agreement between the Parties in regard to the subject matter hereof.
7.2 Neither Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded in this Agreement.
7.3 No addition to, amendment to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this
Agreement shall be of any force or effect unless in writing and signed by or on behalf of both the Parties.
7.4 No latitude, extension of time or other indulgence which may be given or allowed by either
Party to the other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from this Agreement and no single or partial exercise of any right by either Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party's rights in terms of or arising from this Agreement or estop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term of this Agreement.
8         GOVERNING LAW
This Agreement shall in all respects (including its existence, validity, interpretation, implementation, termination and enforcement) be governed by the laws of the Republic of South Africa which are applicable to agreements executed and wholly-performed within Republic of South Africa.
9          DISPUTES
9.1 In the event of any dispute or difference between the Parties relating to or arising out of this
Agreement, including the implementation, execution, interpretation, rectification, termination or cancellation of this Agreement, the High Court of South Africa shall have jurisdiction to determine the matter.
9.2
The Parties choose as their domicilia citandi et executandi for all purposes under this
Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses :
9.3                  Company
Physical: 4 Ebsco House, 299 Pendoring Ave, Blackheath
Postal: PO Box 3390, Maraisburg, 1700
Telefax: 011 482 4641
E-mail: themba.gwebu@za.drdgold.com
Attention: N Pretorius
9.4 Khumo Gold SPV:
Physical: The Birches, Riverwoods Office Park, Johnson Road, Bedfordview,
2008
Postal: P O Box 2031, Bedfordview, 2008
Telefax:                  (011) 457 6901
Email: toynette@khumo-bathong.co.za
Attention: Dr Paseka Ncholo
9.5 Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax or e-mail.

9.6 Either Party may by notice to the other Party change the physical address chosen as its domicilium citandi et executandi vis-à-vis that Party to another physical address where postal delivery occurs in Gauteng or its postal address or its telefax number or e-mail address, provided that the change shall become effective vis-à-vis that addressee on the 7th (seventh)
business day from the receipt of the notice by the addressee.
9.7 Any notice to a Party:
9.7.1 sent by prepaid registered post (by airmail if appropriate) in a correctly addressed envelope to it at an address chosen as its domicilium citandi et executandi to which post is delivered shall be deemed to have been received on the fifth business day after posting (unless the contrary is proved);
9.7.2 delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its domicilium citandi et executandi shall be deemed to have been received on the day of delivery; or
9.7.3 sent by telefax to its chosen telefax number shall be deemed to have been received on the date of despatch (unless the contrary is proved); or
9.7.4 sent by e-mail to its chosen e-mail address stipulated in this clause, shall be deemed to have been received on the date of despatch (unless the contrary is proved).
9.8 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.
10       SEVERABILITY
Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In this regard the Parties record that they would have concluded this
Agreement even if the offending previous phases, sentences, paragraphs and clauses had not been agreed to. In particular, and without limiting the generality of the aforegoing, the Parties acknowledge their intention to continue to be bound by this Agreement and shall use their best endeavours to conclude all necessary documentation to give effect thereto notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force but provided always that the overall commercial intent and purpose of the transaction constituted by this Agreement is preserved notwithstanding the severance of such provision(s).
/s/ JWC Sayers
JWC Sayers
Chief Financial Officer
For: COMPANY
18 November 2005
As Witness:
1. _______________________________
2. _______________________________
/s/ MP Ncholo
MP Ncholo
Director
For: KHUMO GOLD SPV
18 November 2005
As Witness:
1._______________________________
2. _______________________________
♦

♦
Schedule 1
RIGHTS AND CONDITIONS ATTACHING TO THE CLASS A PREF SHARE
1. The Class A Pref Share will be allotted and issued at par plus a premium in the aggregate equal to the Subscription Price.
2. The Class A Pref Share will carry the following special rights and will be subject to the following special conditions:
2.1. The Class A Pref Share carries the right in favour of the Holder to call for and receive, in priority to any other shares for the time being issued by the Company, a preferential dividend in an amount of R0.15 (fifteen cents) (less any Secondary Tax on Companies, or any other dividend tax imposed in its stead which the Company becomes obliged to pay on every dividend of R0.15 (fifteen cents)) for every R0.85 (eighty five cents) that the Company pays to DRDGOLD or its successor in title, both toward:
2.1.1. capital and interest on capital in terms of the secured shareholder loans recorded in the loan agreements concluded during February 2003 between the Company and each of DRDGOLD and the Industrial Development Corporation of South
Africa Limited ("IDC") (the latter of which has since been ceded to DRDGOLD)
("Secured Shareholder Loans"); and
2.1.2.      interest and smelter royalties paid in terms of, and payments made to redeem, the debentures issued by the Company to each of DRDGOLD and the IDC in terms of the debenture deeds entered into during February 2003 between the
Company and each of DRDGOLD and the IDC (the latter of which has since been ceded to DRDGOLD) ("Debenture Deeds").
2.2. Each Preference Dividend shall accrue in favour of the Holder immediately upon payment of any amount toward the Secured Shareholder Loans or in terms of the
Debenture Deeds and shall become payable on the next Dividend Date.
2.3. The Class A Pref Share shall remain entitled to receive Preference Dividends until the aggregate of all payments made by the Company toward:
2.3.1.     the capital (excluding interest accruing from the Issue Date) owing on the
Secured Shareholders Loans; and
2.3.2. the redemption of the debentures issued under the Debenture Deeds,

equals R160,000,000.00 (one hundred and sixty million rands) reckoned from the Issue
Date.
2.4. On a winding-up of the Company or on any repayment of its capital, the Class A Pref
Share shall rank, in regard to all arrears of Preference Dividends (whether declared or not) calculated to the date of the distribution or repayment, prior to any other shares for the time being issued by the Company.
2.5. The Class A Pref Share shall not be entitled to any further (in addition to what is contained herein) participation in the profits or assets of the Company or, on its winding-
up, in the distribution of its surplus assets.
2.6. The Holder shall be entitled to receive notice of and be entitled to attend but not to vote at any general meeting of the Company in respect of the Class A Pref Share unless, any
Preference Dividend remains in arrear and unpaid for a period of 7 (seven) days after a
Dividend Date, or a resolution is to be proposed at the general meeting:
2.6.1.      which directly or indirectly adversely affects the rights attached to the Class A
Pref Share or directly affects the interests of the Holder; or
2.6.2. for the disposal of the whole or substantially the whole of the undertaking of the
Company or the whole or the greater part of the assets of the Company, in which event the Holder shall be entitled to vote on any such resolution.
2.7. The Holder shall, when it is entitled to vote and is present in person or is represented by a representative or by a proxy at a general meeting, have:
2.7.1. one vote on a show of hands;
2.7.2. so many votes on a poll as is determined in accordance with section
195 of the Act.
2.8. Notwithstanding anything contained herein:
2.8.1. the terms of the Class A Pref Share may not be cancelled, varied or added to; and
2.8.2. no shares in the capital of the Company, ranking, as regards rights to dividends or, in winding-up or return of capital, in priority to or pari passu with the Class A Pref Share shall be created or issued,

without a special resolution of the Company and without the consent in writing of the
Holder.
2.9.
A certificate issued by the auditors of the Company for the time being as to the
Preference Dividends due from time to time shall, unless and until the contrary is proved, be binding on the Company and all its members.
2.10.
The Company shall not be liable to the Holders for interest on any unclaimed Preference
Dividend. The Company shall retain all unclaimed monies until they are claimed;
provided that any amount remaining unclaimed for a period of 12 (twelve) years shall be forfeited by the Holder to the Company.
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